UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI HVAC ENTERPRISES, INC. SAVINGS PLAN
ONE UGI DRIVE
DENVER, PA 17517

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
UGI HVAC Enterprises, Inc. Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the UGI HVAC Enterprises, Inc. Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedules, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year), as of or for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2019.

Philadelphia, Pennsylvania
June 17, 2021

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
ASSETS:
Investments (Note 3)	$19,663,927	$19,725,487
Notes receivable from participants	111,232	189,073
Total assets	19,775,159	19,914,560
LIABILITIES:
Accrued administrative expenses	3,096	5,460
Excess contributions payable	16,764	—
Total liabilities	19,860	5,460
Net assets available for benefits	$19,755,299	$19,909,100
See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2020	2019
Additions:
Participants’ contributions	$561,304	$903,221
Employers’ contributions	233,578	367,903
Participants’ rollover contributions	14,074	281,569
Investment income:
Dividends and interest	182,218	220,360
Net appreciation in fair value of investments	2,982,973	2,871,560
Interest on notes receivable from participants	9,493	12,864
Total additions	3,983,640	4,657,477
Deductions:
Distributions to participants	(2,810,316)	(1,456,267)
Net transfers of participants’ balances	(1,305,937)	(660,128)
Administrative fees	(21,188)	(26,866)
Total deductions	(4,137,441)	(2,143,261)
Net (decrease) increase	(153,801)	2,514,216
Net assets available for benefits — beginning of year	19,909,100	17,394,884
Net assets available for benefits — end of year	$19,755,299	$19,909,100
See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
On September 30, 2020, substantially all assets of UGI HVAC Enterprises, Inc. (the “Company”) were sold by UGI Enterprises, Inc. (“Enterprises”) to HomeServe USA Corp. As a part of the acquisition, substantially all of UGI HVAC Enterprises, Inc. employees accepted employment offers with a subsidiary of HomeServe USA Corp. Effective April 12, 2021, the UGI HVAC Enterprises, Inc. Savings Plan (the “Plan”) was merged into the UGI Utilities, Inc. Savings Plan which is an affiliated defined contribution plan administered by UGI Corporation ("UGI"). As a result, all participant balances, including notes receivable from participants, were transferred into the UGI Utilities, Inc. Savings Plan.
The following description of the Plan is provided for general information purposes only. Unless otherwise noted, such description provides general information on the provisions of the Plan on December 31, 2020 and 2019 and for the years then ended covered by the financial statements, and prior to its merger and transfer to the UGI Utilities, Inc. Savings Plan. More complete information is included in the Plan document.
General. The Plan was a defined contribution plan which covered employees of the Employers. Prior to its sale on September 30, 2020, the Company was a wholly owned subsidiary of Enterprises. Enterprises is a wholly owned subsidiary of UGI. Employees of the Employers were eligible upon hire to participate in the Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) which was comprised of certain members of UGI's senior management.
Contributions. Generally a participant could elect to contribute to the Plan in an amount ranging from 1% to 50%, in whole percentages, of eligible compensation on a before-tax basis, on an after-tax basis to a Roth 401(k), or a combination of both. After-tax basis contributions, including Roth 401(k) contributions were not to exceed 30% of the participant's total deferral provided that the combination of before-tax and after-tax contributions did not exceed 50% of eligible compensation. Calendar year contribution amounts were subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For the 2020 and 2019 Plan Years, the IRC before-tax and Roth 401(k) contribution limits were $19,500 and $19,000, respectively. Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.
The Plan allowed for “catch-up contributions,” a provision which allowed employees that had attained age 50 before the end of the Plan Year and were contributing at the IRC or Plan limit to make before-tax and Roth 401(k) contributions over and above the IRC and Plan limits. The maximum catch-up contribution for the 2020 and 2019 Plan Years was $6,500 and $6,000, respectively. Catch-up contributions were not eligible for the Employers’ matching contribution.
For each pay period during a Plan year, the Employers could, at their discretion, make a contribution to the Plan equal to 60% of participant before-tax and after-tax contributions, up to a total of 5% of eligible compensation (as defined in the Plan document) for each participant who had made before-tax and/or after-tax contributions.
All contributions were invested in accordance with participant investment elections in effect on the dates of the contributions.
Participant Accounts. Each participant's account was credited with the participant's contributions and the Employers' contributions as well as allocations of Plan earnings. Participants were charged with an allocation of administrative expenses, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.
A participant could elect to have his or her funds invested in one or more investment options. The Plan offered investments in selected mutual funds, UGI Common Stock, common collective trust funds, a collective investment trust fund and Brokerage Link, a self-directed brokerage account. Generally, participants could transfer amounts between funds at any time with no limit. Fidelity Management Trust Company was the Plan’s Trustee for all investment assets of the Plan and qualified as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflected certain administrative fees paid by Plan Participants to Fidelity Institutional Retirement Services Co. ("FIRSCO") from Plan assets (see “Administrative Expenses” below). FIRSCO invested funds received from contributions investment sales, interest and dividend income and makes distribution payments to participants. Investments in UGI Common Stock were generally limited to 25% of a participant's account balance.
Vesting. A participant was immediately fully vested in the portion of his or her account attributable to participant contributions as well as matching contributions made by the Employers.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Notes Receivable from Participants. Generally, at the time a loan was to be made, the amount of all loans to be outstanding could not exceed the lesser of (a) 50% of a participant’s vested account balance or (b) $50,000 less the highest balance of all loans during the prior twelve month period. The minimum loan amount was $1,000. Each loan bore interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans plus 1%. At December 31, 2020, interest rates on loans outstanding ranged from 4.25% to 6.50%. The amount of the loan withdrawn from participant accounts was allocated in proportion to the value of the participant's salary deferral and rollover account balances in each investment fund. Repayments, including interest, were made in equal installments through payroll deductions and were allocated to participant accounts in accordance with current investment elections. No loan could have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan could have a final maturity of up to ten years. Participants were not permitted to have more than two loans outstanding at any time.
Payment of Benefits. The Plan benefit of a participant who terminated employment for any reason other than death was equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants could elect to receive their interest in UGI Common Stock in the form of shares of UGI Corporation Common Stock. Where the amount to be distributed exceeded $1,000, no distribution was made to any Plan participant prior to his or her normal retirement age (as defined in the Plan document) or age 72 and 70 1/2 for Plan Years 2020 and 2019, respectively, unless the participant elected to receive such distribution. Where the amount to be distributed did not exceed $1,000, a Plan participant’s benefit would be distributed as soon as practicable after the participant became entitled to receive a distribution. A participant who continued to work past age 72 and 70 1/2 for Plan Years 2020 and 2019, respectively, received a mandatory required distribution upon termination of employment.
Additionally, hardship withdrawals and certain in-service withdrawals were permitted subject to Plan provisions.

Administrative Expenses. Administrative expenses of the Plan were chargeable to the Plan unless paid for by the Employers. Other than the plan fees described below, the Employers paid such expenses, which were excluded from these financial statements. During the periods covered by the financial statements, each active Plan account was assessed a quarterly recordkeeping fee as follows: $15.00 from January 1, 2019 through March 31, 2020; and $10.75 beginning April 1, 2020. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration and withdrawal fees were paid by Plan participants. Investment related expenses are included in net appreciation of the fair value of investments.
Voting Rights of UGI Common Stock Participants. A participant had the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in UGI Common Stock. A participant also had the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
Impact of the CARES Act. On March 27, 2020 the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed into law in the U.S. to provide certain relief to plan sponsors and plan participants as a result of the COVID-19 pandemic. The Plan has voluntarily adopted the following provisions of the CARES Act effective for the 2020 Plan Year:
–Qualified plan participants were permitted to take a coronavirus-related hardship distribution of up to $100,000 from the Plan without a 10 percent early withdrawal penalty. Eligible distributions were permitted to be taken through December 31, 2020. Distributions may be repaid within three years or a participant may elect these distributions to be included in taxable income on a pro rata basis over three years.
–Participants with loans outstanding were permitted to defer payment on the loans that were due during Plan Year 2020 to after January 1, 2021.
–Participants were permitted to borrow up to $100,000 during Plan Year 2020 (an increase from $50,000 previously permitted).
–A temporary waiver of required minimum distributions permitted participants that turned 70 ½ in Plan Year 2019 and 72 in Plan Year 2020 to suspend their required minimum distributions for Plan Year 2020.

2.	Accounting Policies

Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned on investments is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for distributions from UGI Common Stock, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan and the UGI Utilities, Inc. Savings Plan, which were affiliated plans.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. As of December 31, 2020 and 2019, the Plan's allowance for credit losses on notes receivable from participants was $21,907 and $20,210, respectively.
Excess Contributions Payable. Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to participants' contributions. The Plan distributed the 2020 excess contributions to the applicable participants.

Risks and Uncertainties. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Concentration of Investments. As of December 31, 2020 and 2019, the Plan had investments of $8,431,498, and $4,942,014, respectively, that were concentrated in three and two funds, respectively.
Delinquent Participant Contributions. For the year ended December 31, 2019, the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor's Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances, which totaled $273, were corrected through the Department of Labor Voluntary Fiduciary Correction Program in 2020. The Plan has evaluated the lost earnings resulting from the delay in these participant contributions which were considered de minimis.

3.	Fair Value Measurements
The Plan applies fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan uses the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

•Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Mutual funds: Valued at the closing price reported on the active market on which the individual security is traded.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments which include mutual funds, money market funds, and cash and held by the Plan participants in their individual self-directed brokerage accounts. Based upon closing prices as reported by the funds, these funds are required to publish this NAV and to transact at that price. At December 31, 2020, the Plan no longer held investments in the Fidelity Brokerage Link accounts.

Collective investment trust fund: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common collective trust funds: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan holds investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.

The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2020 and 2019:

	December 31, 2020
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$5,532,348	$—	$—	$—	$5,532,348
UGI Common Stock	1,302,594	—	—	—	1,302,594
Common collective trust funds (a)	—	—	—	9,119,282	9,119,282
Collective investment trust fund (a)	—	—	—	3,709,703	3,709,703
Total investments measured at fair value	$6,834,942	$—	$—	$12,828,985	$19,663,927

	December 31, 2019
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$5,307,920	$—	$—	$—	$5,307,920
UGI Common Stock	1,980,920	—	—	—	1,980,920
Brokerage Link	235,727	—	—	—	235,727
Common collective trust funds (a)	—	—	—	9,731,472	9,731,472
Collective investment trust fund (a)	—	—	—	2,469,448	2,469,448
Total investments measured at fair value	$7,524,567	$—	$—	$12,200,920	$19,725,487

(a) Assets measured at NAV per share (or its equivalent), and therefore excluded from the fair value hierarchy, and also presented as "Other".

Investments Measured Using the NAV per share Practical Expedient

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2020 and 2019, respectively:

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$9,119,282	n/a	Daily	30 days
Collective investment trust fund	$3,709,703	n/a	Daily	30 days

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$9,731,472	n/a	Daily	30 days
Collective investment trust fund	$2,469,448	n/a	Daily	30 days

4.	Related Party and Party-in-Interest Transactions

Shares of UGI Corporation Common Stock are offered as an investment option to Plan participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.

	Plan Year
	2020	2019
Fair value of UGI Common Stock held by the Plan	$1,302,594	$1,980,920
Original cost of UGI Common Stock held by the Plan	$1,016,916	$1,213,649
Shares held of UGI Common Stock	36,859	43,480
Total sales at market value related to UGI Common Stock	$162,449	$88,581
Total contributions into UGI Common Stock	$41,093	$68,253

Certain of the Plan's investments are managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation in the fair value of the investments.

5.	Federal Income Tax Status
In November 2014, the IRS issued a favorable determination letter concerning the qualified status of the Plan as amended through January 16, 2014 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers' contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2017.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
EIN # 51-0375688, PLAN # 001
Schedule H, Line 4(a)—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2020

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$273	$—	$—	$—	$273

(1) Amount does not include participant loan repayments.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
EIN # 51-0375688, PLAN # 001
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2020
Name of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
Mutual Funds:
Fidelity U.S. Bond Index Fund (1)	41,616	$472,863	$518,121
Fidelity International Index Fund (1)	9,207	366,707	419,919
T. Rowe Price Equity Income Fund	6,285	180,466	196,358
PIMCO Total Return Fund Institutional Class	3,062	32,927	32,459
American Funds EuroPacific Growth Fund Class R-6	565	29,063	39,143
Champlain Small Company Fund Institutional Class	688	12,301	16,004
Vanguard Institutional Index Fund Institutional Class (1)	5,930	903,581	1,965,601
Vanguard Federal Money Market Fund (1)	686,267	686,267	686,267
Vanguard Extended Market Index Fund Institutional Class (1)	13,295	622,453	1,658,476
Total Mutual Funds		3,306,628	5,532,348
Common Collective Trust Funds (1):
Vanguard Retirement Savings Trust III	352,560	352,560	352,560
Vanguard Target Retirement Income Trust II	2,936	83,412	121,893
Vanguard Target Retirement 2015 Trust II	17,676	457,828	706,141
Vanguard Target Retirement 2020 Trust II	3,568	111,774	148,474
Vanguard Target Retirement 2025 Trust II	52,785	1,442,708	2,239,137
Vanguard Target Retirement 2030 Trust II	23,628	755,533	1,006,060
Vanguard Target Retirement 2035 Trust II	56,837	1,632,375	2,482,658
Vanguard Target Retirement 2040 Trust II	9,693	338,469	440,955
Vanguard Target Retirement 2045 Trust II	20,260	590,466	935,404
Vanguard Target Retirement 2050 Trust II	5,884	187,973	273,233
Vanguard Target Retirement 2055 Trust II	3,109	143,033	193,355
Vanguard Target Retirement 2060 Trust II	3,517	131,399	172,601
Vanguard Target Retirement 2065 Trust II	1,548	37,273	46,811
Total Common Collective Trust Funds		6,264,803	9,119,282
Collective Investment Trust Fund:
Fidelity Growth Company Commingled Pool (1)	86,696	1,287,421	3,709,703
UGI Common Stock (1):
UGI Corporation Common Stock	36,859	1,002,916	1,288,594
Dividends receivable	$14,000	14,000	14,000
		1,016,916	1,302,594
Participant Loans:
Loan principal outstanding (4.25% – 6.50%) (1) (2)		—	111,232
Total — all funds		$11,875,768	$19,775,159
(1)Party in interest.
(2)Range of interest rates for loans outstanding as of December 31, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI HVAC Enterprises, Inc. Savings Plan

Date: June 17, 2021	By:	/s/ Deanna Koppenhofer
	Name:	Deanna Koppenhofer
	Title:	Vice President, Human Resources
of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Baker Tilly US, LLP